Aduro Clean Technologies Announces Pricing of US$8 Million Underwritten Public Offering

London, Ontario, June 10, 2025 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (CSE: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, today announced the pricing of its underwritten U.S. public offering (the "Offering") of 947,868 common shares, together with accompanying warrants to purchase 473,934 common shares. The combined public offering price per common share and accompanying half warrant is US$8.44, for gross proceeds of approximately US$8 million, before deducting underwriting discounts and offering expenses.  The common shares are being sold in combination with an accompanying half warrant (with each whole warrant being exercisable into one common share of the Company). Each whole warrant has an exercise price of US$10.13 per share, will become exercisable immediately and will expire three years from the date of issuance.

D. Boral Capital LLC is acting as the sole book-running manager for the Offering.

Aduro intends to use the net proceeds from the offering for ongoing research and development costs, expenditures related to the construction of its "Demonstration-Scale" plant and the remainder (if any) for general corporate purposes and working capital. The Offering is expected to close on or about June 11, 2025, subject to the satisfaction of customary closing conditions.

In addition, the Company has granted the underwriters a 45-day over-allotment option to purchase up to an additional 142,180 common shares and/or warrants to purchase an additional 71,090 common shares.

The Offering is being made pursuant to an effective shelf registration statement on Form F-10, as amended (File No. 333-287475), previously filed with the U.S. Securities and Exchange Commission ("SEC") and became effective on May 28, 2025, and the Company's Canadian short form base shelf prospectus dated May 28, 2025 (the "Base Shelf Prospectus"). Aduro will offer and sell the securities in the United States only. No securities will be offered or sold to Canadian purchasers.

The Base Shelf Prospectus relating to the Offering and describing the terms thereof has been filed with the applicable securities commissions in Canada and with the SEC in the United States and is available for free by visiting the Company's profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC's website at www.sec.gov, as applicable. A final prospectus supplement with the final terms will be filed with the securities regulatory authorities in the Canadian provinces of British Columbia and Ontario and with the SEC. Copies of the final prospectus may be obtained, when available, at the SEC's website at www.sec.gov or from D. Boral Capital LLC, Attention: 590 Madison Avenue 39th Floor, New York, NY 10022, or by email at dbccapitalmarkets@dboralcapital.com, or by telephone at +1(212) 970-5150.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Investor Relations

ir@adurocleantech.com

+1 226 784 8889

KCSA Strategic Communications

Jack Perkins, Vice President

aduro@kcsa.com

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company's current expectations. These forward-looking statements include, without limitation, references to the Company's expectations regarding the closing of the public offering and its anticipated use of net proceeds from the offering. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions related to the public offering, or factors that result in changes to the Company's anticipated use of proceeds. These and other risks and uncertainties are described more fully in the section captioned "Risk Factors" in the Company's annual information form dated May 20, 2025, which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law, including the securities laws of the United States and Canada.